UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2011 and December 31, 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and December 31, 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 13, 2012

Glen Allen, Virginia

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2011 and December 31, 2010

	2011	2010
Cash	$1,015	$160
Investments, at fair value (Notes 3 and 4)	303,324,673	263,318,205
Receivables
Interest and dividends	602,893	416,376
Notes receivable from participants	1,423,191	1,352,726

Net assets available for benefits	$305,351,772	$265,087,467

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and December 31, 2010

	2011	2010
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 4)	$43,603,192	$24,797,749
Investment income—interest and dividends	5,488,906	4,900,106
Interest income on notes receivable from participants	60,605	73,328
Contributions
Employees	7,432,999	7,185,956
Employer	3,132,378	2,889,403

Total additions	59,718,080	39,846,542

Deductions from net assets attributed to
Benefit payments	(19,453,775)	(13,554,446)

Total deductions	(19,453,775)	(13,554,446)

Net increase	40,264,305	26,292,096
Net assets available for benefits
At beginning of year	265,087,467	238,206,712
Plan transfer in	0	588,659

At end of year	$305,351,772	$265,087,467

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.

Effective November 3, 1997, Bank of America, N.A. was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

A subsidiary of the Company acquired 100% of Polartech Additives, Inc. on March 5, 2010. All employees of Polartech Additives, Inc. are eligible to participate in the Plan in accordance with its terms. On October 18, 2010, the Board of Directors approved the merger of the Polartech Additives, Inc. 401(k) Plan (the Polartech Plan) into the Plan. As a result, investment balances of $588,659 were transferred from the Polartech Plan into the Plan in early December, 2010, including participant loan balances totalling $18,875.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2011 and 2010, both the federal and Plan combined pre-tax and after-tax contribution limit was $24,500. The maximum pre-tax federal limit was $16,500. Participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,500 for each of 2011 and 2010).

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administrative Expenses

Costs of administering the Plan are paid from investment-related compensation received by the recordkeeper from the various mutual funds held in the Plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, trading fees, as well as allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of cash proceeds or in whole shares of common stock.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates are determined as of the date of the loan. Notes receivable from participants are reported at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans ranged from 4.25% to 9.25% at December 31, 2011 and 4.25% to 12.00% at December 31, 2010. Principal and interest are paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.

Forfeitures

Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. The forfeiture balance was $79 at December 31, 2011 and $4,810 at December 31, 2010. Forfeitures that reduced the Company’s contributions were $61,702 for 2011 and $36,640 for 2010.

Employee Stock Ownership Plan Feature

Effective October 22, 2009, NewMarket amended the Plan to designate a portion of the Plan’s assets as an employee stock ownership plan (ESOP), comprised of the NewMarket Corporation Common Stock Fund. All dividends with a record date on or after December 1, 2009, declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to those dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. Under the amendment and effective January 1, 2010, a participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation common stock. In addition to a participant’s after-tax, pre-tax and rollover accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

All investments of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Investments are reflected at fair value in the financial statements. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

3.	Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust funds	Commingled trust funds are valued daily at the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets. There are no redemption or frequency restrictions as of December 31, 2011 or December 31, 2010.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan’s management believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

Part of the 2010 commingled trust funds fair value has been reclassified to Level 2 from Level 1 to conform to the current presentation.

The following tables provide information by level on the fair value of the Plan’s investments.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

	Fair Value December 31, 2011	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$38,220,577	$38,220,577	$0	$0
Fixed income funds	32,595,156	32,595,156	0	0
Growth funds	25,051,310	25,051,310	0	0
Balanced funds	3,097,206	3,097,206	0	0

Total mutual funds	98,964,249	98,964,249	0	0

Common stock	140,669,536	140,669,536	0	0
Commingled trust funds:
Fixed income funds	40,643,055	0	40,643,055	0
Blended funds	23,047,833	0	23,047,833	0

Total commingled trust funds	63,690,888	0	63,690,888	0

Total investments at fair value	$303,324,673	$239,633,785	$63,690,888	$0

	Fair Value December 31, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$34,914,708	$34,914,708	$0	$0
Fixed income funds	32,639,155	32,639,155	0	0
Growth funds	24,496,892	24,496,892	0	0
Balanced funds	3,158,968	3,158,968	0	0

Total mutual funds	95,209,723	95,209,723	0	0

Common stock	102,809,924	102,809,924	0	0
Commingled trust funds:
Fixed income funds	42,211,126	0	42,211,126	0
Blended funds	23,087,423	0	23,087,423	0
Government obligations and commercial paper	9	0	9	0

Total commingled trust funds	65,298,558	0	65,298,558	0

Total investments at fair value	$263,318,205	$198,019,647	$65,298,558	$0

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

4.	Investments

Participants currently in the Plan may invest their Plan account in any of the active 11 mutual funds, 3 commingled trust funds, and the NewMarket Corporation Common Stock Fund, or in any combination thereof. Investments also include 2 common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan in these active investment funds in one percent increments and may transfer among the active funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.

The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2011	2010
NewMarket Corporation Common Stock Fund (Note 8)	$126,347,781	$86,283,527
Merrill Lynch Equity Index Trust	20,507,033	20,641,980
Invesco Stable Value Retirement Fund	40,643,055	42,211,127
Albemarle Corporation Common Stock	*	15,376,632
PIMCO Total Return Fund	27,018,902	27,669,722
Oakmark International Fund	*	13,911,633

*	Represents less than 5% of Plan assets

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows.

	2011	2010
Common stock	$48,782,380	$13,224,678
Mutual funds	(5,171,598)	8,720,459
Commingled trust funds	(7,590)	2,852,612

	$43,603,192	$24,797,749

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

5.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (see Note 8) is as follows.

	2011	2010
Net assets:
Investment in NewMarket Corporation Common Stock Fund	$83,260,113	$58,188,595
Dividend receivable	487,223	307,152

	$83,747,336	$58,495,747

Increases in fund assets:
Employer’s contributions	$3,132,378	$2,889,403
Investment income	180,096	42,457
Net appreciation in fair value of investments	33,602,028	4,189,314

Total additions	36,914,502	7,121,174

Decreases in fund assets:
Benefit payments	(5,381,252)	(1,768,822)

Net increase prior to transfers	31,533,250	5,352,352
Interfund transfers to participant directed investments	(6,281,661)	(4,008,284)

Net increase	$25,251,589	$1,344,068

6.	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated March 28, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. An application was filed on January 14, 2011, for a new determination letter.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2011, or December 31, 2010.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

7.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

8.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Bank of America, N.A., the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund (both participant directed and non-participant directed) during 2011 and 2010.

	Shares	Amount
Balance—January 1, 2010	705,568	$80,978,039
Purchases	302,372	31,101,886
Distributions and sales	(308,552)	(32,626,870)
Appreciation	0	6,830,472

Balance—December 31, 2010	699,388	86,283,527
Purchases	164,039	25,835,715
Distributions and sales	(225,661)	(31,524,878)
Appreciation	0	45,753,417

Balance—December 31, 2011	637,766	$126,347,781

9.	Other Matters

Currently, and since July 1, 2011, a participant who transfers all or part of their investment in the NewMarket Corporation Common Stock Fund into another investment fund cannot liquidate and transfer amounts held in such other investment funds into the NewMarket Corporation Common Stock Fund until 90 days after the date of the most recent liquidation and transfer out of the NewMarket Corporation Common Stock Fund. This restriction does not apply to the investment of future after-tax, pre-tax and rollover contributions made by the participant, or future matching and discretionary contributions made by the Company.

10.	Subsequent Events

The Plan has been amended to modify the definition of “Base Pay” that is used to determine contributions under the Plan. Effective for pay periods through December 31, 2011, Base Pay includes only the straight-time portion of an employee’s regularly scheduled overtime. Effective for pay periods beginning on or after January 1, 2012, Base Pay includes the straight-time portion of an employee’s regularly scheduled overtime, plus pay for any other overtime or extended work week pay, and any premium pay related to hours actually worked. Base Pay does not include any type of bonus payment, reimbursement of moving expenses, reimbursement of educational expenses, or similar payments, or any other supplemental payments which an employee may receive in addition to base salary or wage regardless of the term used to designate such increment.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2011 and December 31, 2010

Effective February 15, 2012, Bank of America, N.A., the trustee for the two Merrill Lynch collective investment trusts available to participants in the Plan, has announced that the Merrill Lynch Equity Index Trust and the Merrill Lynch International Index Trust will be discontinued. As a result, NewMarket has elected to replace these trusts with the BlackRock S&P 500 Stock Fund and the BlackRock International Index Fund. Investments in the trusts being removed from the Plan were transferred, and future contributions were redirected as follows: Merrill Lynch Equity Index Trust were transferred to the BlackRock S&P 500 Stock Fund and Merrill Lynch International Index Trust were transferred to the BlackRock International Index Fund.

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation:
	Non-participant directed	Common stock; no par value (420,272 shares)	$15,303,963	$83,260,113
	Participant directed	Common stock; no par value (217,494 shares)		43,087,668
	Tredegar Corporation	Common stock; no par value (52,904 shares)		1,175,516
	Albemarle Corporation	Common stock; $.01 par value (255,217 shares)		13,146,239
*	Merrill Lynch Equity Index Trust	Collective trust (1,253,486 units)		20,507,033
*	Invesco Stable Value Retirement Fund	Collective trust (40,643,055 units)		40,643,055
*	Merrill Lynch International Index Trust	Collective trust (162,455 units)		2,540,800
	PIMCO Total Return Fund	Mutual fund (2,485,640 units)		27,018,902
	Allianz NFJ Small Cap Fund	Mutual fund (335,687 units)		9,795,337
	Buffalo Small Cap Fund	Mutual fund (74,605 units)		1,859,890
	Dreyfus Bond Market Index	Mutual fund (507,856 units)		5,576,255
	Invesco Van Kampen Growth Fund	Mutual fund (456,215 units)		8,481,044
	BlackRock Capital Appreciation Fund	Mutual fund (328,229 units)		7,116,007
	BlackRock Balanced Capital Fund	Mutual fund (143,922 units)		3,097,206
	Franklin Small-Mid Cap Growth Fund	Mutual fund (258,106 units)		9,018,216
	Davis New York Venture Fund	Mutual fund (215,027 units)		7,057,196
	Oakmark International Fund	Mutual fund (856,913 units)		14,181,909
	Perkins Mid Cap Value Fund	Mutual fund (285,544 units)		5,762,287

				303,324,673
	Participant loans	Notes receivable from participants bearing interest at 4.25%-9.25% annually, maturity dates of 1/10/2012-12/13/2016	0	1,423,191

				$304,747,864

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 13, 2012	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Chief Financial Officer, Member of the Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.